UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

I.I.S. INTELLIGENT INFORMATION SYSTEM LIMITED.
(Translation of Registrant’s Name Into English)

33 Jabotinsky Street
Ramat Gan, Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

The following item is being submitted herewith as Exhibit 1:

Press Release dated November 5, 2007 regarding signature of a Share Exchange Agreement with Witech Communications Ltd. and its shareholders; Notice of intention to convene Extraordinary General Meeting of Shareholders and Intention to issue Warrants and Convertible Debentures.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007	I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED By: /s/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer